UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.Telecom Argentina S.A. announces consolidated results for the six month period (“1H20”) and second quarter of fiscal year 2020 (“2Q20”).

Market Cap P$456.5 billion

August 14, 2020

Contacts:

Fernando Balmaceda

(5411) 4968 5222

Solange Barthe Dennin

(5411) 4968 3752

Telecom Argentina S.A.

announces consolidated results for the six month period (“1H20”) and second quarter of fiscal year 2020 (“2Q20”)*

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 1H20 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 1H20 and vs. 1H19 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of June 30 of 2020 and 2019 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 11.

▪

For comparative purposes, it is important to highlight that the results restated by inflation corresponding to June 2019 contain the effect of year over year inflation as of June 2020, which amounted to 42.8%.

▪

Consolidated Revenues of Telecom Argentina amounted to P$131,158 million in 1H20, from which Service Revenues totaled P$124,658 million (-1.4% in real terms vs. 1H19). Services Revenues in 2Q20 totaled P$61,898 million (+0.5% vs. 2Q19).

▪

Mobile clients in Argentina have reached 18.8 million in 1H20 (-35 thousand vs. 1Q20). In turn, cable TV subscribers totaled approximately 3.5 million (+21 thousand vs. 1Q20), while broadband accesses amounted to almost 4.1 million (+21 thousand vs. 1Q20). Therefore, our client base remained relatively stable for all products when compared to the previous quarter’s.

▪	Operating Income before Depreciation and Amortization amounted to P$47,852 million (+5.3% vs. 1H19) in 1H20. Operating Income totaled P$14,491 million (+8.5% vs. 1H19).

▪

The Company registered a Net Income of P$1,961 million in 1H20 (-79.6% vs. 1H19). The decrease in Net Income mainly reflects the impact of FX losses in a context of greater devaluation in real terms, partially offset by the growth in Operating Income before D&A.

▪	Investments (including rights of use assets) reached P$22,766 million in 1H20, equivalent to 17.4% of Consolidated Revenues.

▪	Net Financial Debt amounted to P$131,032 million in 1H20, (+21.9% in real terms vs. 1H19).

*Unaudited non financial data

(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of June, 30 2020	IAS 29 As of June, 30 2019	Δ $	Δ %
Consolidated Revenues	131,158	135,272	(4,114)	-3.0%
Operating Income before D&A	47,852	45,453	2,399	5.3%
Operating Income	14,491	13,361	1,130	8.5%
Net income before income tax expense	5,252	20,487	(15,235)	-74.4%
Net Income attributable to Controlling Company	1,744	9,422	(7,678)	-81.5%
Shareholders’ equity attributable to Controlling Company	347,432	391,553	(44,121)	-11.3%
Net Financial Debt	(131,032)	(107,452)	(23,580)	21.9%
Investments in PP&E, intangible assets & rights of use assets *	22,766	34,433	(11,667)	-33.9%

Fixed lines in service (in thousand lines) ***	2,998	3,371	(373)	-11.1%
Mobile customers (in thousand)	21,049	20,760	289	1.4%
Personal (Argentina)	18,804	18,408	396	2.2%
Núcleo (Paraguay) -including Wimax customers-	2,245	2,352	(107)	-4.5%
Broadband accesses in Argentina (in thousand)	4,095	4,132	(37)	-0.9%
Pay TV Suscribers (in thousand)	3,500	3,485	15	0.4%

Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	519.4	487.9	31.5	6.5%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	375.5	351.4	24.1	6.9%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	1,160.9	1,235.4	(74.5)	-6.0%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	1,255.3	1,367.2	(111.9)	-8.2%

* (in constant measuring unit.)

**(Figures may not sum up due to rounding)

*** (does not include IP telephony lines, which as of June 30, 2020 amounted to approximately 207 thousand)

Buenos Aires, August 14, 2020 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), announced today a Net Income of $1,961 million for the period ended June 30, 2020 (-79.6% vs. 1H19). The Net Income attributable to the Controlling Company was P$1,744 million.

It is worth mentioning, that the comparative figures for the previous fiscal year have been restated so that the resulting comparative information is presented in terms of the current measurement unit as of June 30, 2020.

The following table shows the evolution of the consumer price index (National CPI) for the last three fiscal years and as of June 30, 2019 and 2020 according to the official statistics (INDEC), which were used to restate the figures in constant currency:

	As of December 31, 2018	As of December 31, 2019	As of June 30, 2019	As of June 30, 2020
Price Index Variation
Annual	47.6%	53.8%	55.8%	42.8%
3 year cumulative	147.8%	183.2%	139.2%	187.7%
3 month cumulative since March	n/a	n/a	9.5%	5.4%
6 month cumulative	n/a	n/a	22.4%	13.6%

During 1H20, Consolidated Revenues amounted to P$131,158 million, of which Service Revenues totaled P$124,658 million.

	IAS 29	IAS 29
	1H20	1H19	Δ $	Δ %
Consolidated Revenues (MMP$)	131,158	135,272	(4,114)	(3.0%)
Net (loss) income attributable to Controlling Company (MMP$)	1,744	9,422	(7,678)	(81.5%)
(Losses) earnings attributable to Controlling Company per Share (P$)	0.8	4.4	(3.6)
(Losses) earnings attributable to Controlling Company per ADR (P$)	4.0	21.9	(17.8)
Operating income before D&A *	36.5%	33.6%
Operating income *	11.0%	9.9%
Net (loss) income *	1.5%	7.1%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1H20 and 1H19

Consolidated Operating Revenues

Mobile Services

As of June 30, 2020, mobile clients in Argentina and Paraguay amounted to 21.0 million. In 1H20, mobile services revenues represented P$49,433 million (+P$3,717 million vs. 1H19). The commercial strategy was focused on achieving higher mobile portability through convergent offers and promoting the consumption of mobile internet.

Mobile Services in Argentina

As of June 30, 2020, Personal reached more than 18.8 million subscribers in Argentina (-35 thousand vs. 1Q20). Postpaid clients represented 41% of the subscriber base.

In 1H20, mobile service revenues amounted to P$43,116 million (+8.2% vs 1H19). Mobile internet revenues reached 77% of mobile service revenues (vs. 78% in 1H19). The average monthly revenue per user (‘ARPU’ – restated in constant currency as of June 30, 2020) amounted to P$375.5 during 1H20 (+6.9% vs. 1H19). The effect generated by the restatement in terms of the measuring unit as of June 30, 2020, included in the ARPU amounts to P$18.6 and P$124.8, for the 1H20 and 1H19, respectively.  Mobile churn was 2.2% (vs. 2.3% in 1H19).

Commercial Initiatives

As a result of the lockdown that the country is going through and according to the national authorities’ dispositions, the company continues to reinforce its networks, systems infrastructure and service platforms in order to guarantee that its clients can be communicated and connected throughout the country. In this particular situation, the company works on a daily basis to take care of both its employees and its customers. In this sense, digital and telephone contact channels have been strengthened so that the greater volume of service and commercial requests could be carried out directly from the clients’ homes, without needing to visit the company’s commercial offices.

Personal in Paraguay (‘Núcleo’)

As of June 30, 2020, Núcleo’s subscriber base reached 2.2 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated service revenues equivalent to P$6,317 million during 1H20 (+7.6% vs. 1H19). Internet revenues represented 50% of 1H20 service revenues (vs. 49% in 1H19).

Cable TV Services

Cable TV service revenues reached P$26,357 million in 1H20 (-P$2,218 million vs. 1H19). During 2Q20, revenues related to local soccer league programming have not been generated, considering that the activity is suspended. Cable TV subscribers totaled almost 3.5 million (+21 thousand vs. 1Q20). Moreover, the monthly Cable TV ARPU (restated in constant currency as of June 30, 2020) reached P$1,255.3 during 1H20. The effect generated by the restatement in terms of the measuring unit as of June 30, 2020, included in the ARPU amounts to P$62.5 and P$485.3, for the 1H20 and 1H19, respectively. Additionally, the average monthly churn during 1H20 was 1.0% (reducing from 1.3% in 1H19).

During the second quarter, the Company continued to promote new content and co-productions for its Flow platform. In May, the co-production “Los Internacionales” was released, and a new alliance with Atrescine, the world’s largest distributor of Spanish cinema, was also announced.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data reached P$20,093 million in 1H20 (-P$972 million vs. 1H19).

As a result, the average monthly revenue billed per user (‘ARBU’ - restated in constant currency as of June 30, 2020) of fixed telephony reached P$519.4 (+6.5% vs. 1H19). The effect generated by the restatement in terms of the measuring unit as of June 30, 2020, included in the ARBU amounts to P$25.9 and P$173.2, for the 1H20 and 1H19, respectively.

During the second quarter, different initiatives were developed in the corporate segment to assist companies in the current healthcare context, providing them with solutions so that they can continue with their activities.

Among these actions, the “Cyber Defense Center” security solution was launched in May. It is designed to meet organizations’ demand for online security. This solution, dedicated exclusively to cybersecurity monitoring, is a tailor-made and flexible service based on the needs of each company.

Internet Services

Internet services revenues totaled P$28,392 million during 1H20 (-P$2,231 million vs. 1H19). As of June 30, 2020, total broadband accesses reached almost 4.1 million (+21 thousand vs. 1Q20).

Additionally, broadband ARPU (restated in constant currency as of June 30, 2020) amounted to P$1,160.9 per month in 1H20. The effect generated by the restatement in terms of the measuring unit as of June 30, 2020, included in the ARPU amounts to, approximately, P$57.8 and P$438.6, for the 1H20 and 1H19, respectively.

Moreover, the average monthly churn rate for the period was 1.3%. It is worth noting that as of 1H20 55% of the total customer base had a broadband service of 50Mb or higher (increasing from 18% as of 1H19).

A new technology under the name of “INFINITE” was presented in June. It has an automatic switch between fixed and mobile networks that guarantees a secure connection and provides tools that enhance Internet connection’s performance. This innovative solution complements the fixed broadband internet service and adds a wireless data line from Personal’s 4G mobile broadband network.

Revenues from equipment sales

Equipment revenues amounted to P$6,500 million (-P$2,315 million vs. 1H19). This reduction was mainly due to a decrease in the quantities sold, partially offset by the increase in prices of handsets.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$116,667 million in 1H20 (-P$5,244 million or -4.3% vs. 1H19). Excluding D&A and impairment of fixed assets, operating costs showed a reduction of 7.3%, which contributed to generate an increase of the Operating Income before D&A margin (36.5% in 1H20 vs. 33.6% in 1H19).

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$24,419 million (-5.4% vs. 1H19). Total employees amounted to 23,415 in 1H20.

- Interconnection and transmission costs (including TLRD, Roaming, international settlement charges and lease of circuits) totaled P$4,601 million (+7.9% vs. 1H19). This variation was mainly due to higher FX affecting US$ denominated services, partially offset by lower traffic volumes, both nationally and internationally, and lower purchases of interconnection links.

- Fees for services, maintenance, materials and supplies amounted to P$13,739 million     (-1.6% vs. 1H19). Fees for services remained stable during 1H20. On the other hand, maintenance and material costs decreased P$248 million compared to 1H19, mainly due to an optimization in the consumption of materials associated with the activity, partially offset by higher costs related to the maintenance of our networks, systems, connection, and disconnection of clients.

- Taxes and fees with regulatory authorities amounted to P$9,923 million (-7.5% vs. 1H19). This decrease is mainly due to lower sales in 1H20 vs 1H19.

- Commissions and advertising (Commissions paid to agents, collection fees and other commissions) totaled P$7,011 million (-12.0% vs. 1H19). This decline is due to the sales channel reorganization and to a decrease in advertising related to lower handset sales. All digital contact channels were strengthened, encouraging clients to carry out all their commercial requests by these means.

- Cost of handsets sold amounted to P$4,399 million (-33.6% vs. 1H19). This decrease is a consequence of lower handset sales in Argentina, which was partially offset by an increase in their purchase price.

- Programming and content costs totaled P$8,991 million (-11.8% vs. 1H19). This reduction is mainly explained by operative efficiencies and withdrawal of signals, some of which are related to sports, which were partially offset by price increases in almost all of the other broadcasting signals. Moreover, there were no costs related to local soccer league programming during 2Q20, considering that the activity is suspended.

- Other Costs totaled P$10,223 million (-0.4% vs. 1H19), from which bad debt expenses reached P$5,359 million (+41.0% vs. 1H19). Bad debt ratio was 4.1% as of June 30, 2020 (vs. 2.8% in 1H19). Additionally, other operating costs (including charges for lawsuits and other contingencies, energy and other public services, insurances, rents, internet capacity, among others), which totaled P$4,864 million (-24.8% vs. 1H19), decreased mainly due to lower charges for lawsuits and other contingencies.

- Depreciation, amortization and impairment of fixed assets amounted P$33,361 million (+4.0% vs. 1H19). This increase was due to the impact of the amortization of assets incorporated after June 30, 2019.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results, net) generated a loss of P$9,455 million in 1H20 (vs. a gain of P$6,890 million in 1H19). This variation was mainly due to:

in million of P$	1H19	1H20	$ Var
FX results	$ 9,353	-$ 3,834	-$ 13,187
Net Interests	-$ 3,319	-$ 6,559	-$ 3,240
Results of investments	$ 248	$ 258	$ 10
RECPAM	$ 2,964	$ 2,593	-$ 371
Others	-$ 2,356	-$ 1,913	$ 443
Total	$ 6,890	-$ 9,455	-$ 16,345

Consolidated Net Financial Debt

As of June 30, 2020, our net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$131,032 million, increasing P$23,580 million or 21.9% when compared to the consolidated net financial debt position as of June 30, 2019, which totaled P$107,452 million (restated in terms of the measuring unit as of June 30, 2020).

Investments in PP&E, intangible assets and rights of use assets

During 1H20, the Company invested P$22,766 million (-33.9% vs. 1H19). These investments represented 17.4% of consolidated revenues in 1H20, and were focused on:

•      Projects associated with the expansion of Cable TV and Internet services to improve the transmission and access speed offered to customers.

•      Deployment of 4G coverage and capacity to support the growth of our mobile Internet service.

•      Extension of our transmission networks in order to unify the different access technologies, reconverting the copper fixed networks into fiber or hybrid fiber-coaxial networks.

Thanks to the investments in infrastructure done in recent years, Telecom currently counts with the equipment and systems that allow its networks to perform efficiently, supporting the increase of up to 50% in home internet data traffic, 70% in mobile voice services and 30% in mobile data, plus a 75% growth in upstream.

Relevant Matters

Agreement with the Ente Nacional de Comunicaciones (National Communications Entity)

Within the framework of the emergency caused by COVID-19 and the prevention measures introduced by the National Government, on May 26 Telecom announced that it has entered into an Agreement with the Ente Nacional de Comunicaciones (“ENACOM”), whose main points are mentioned below:

•      There will be no increases in the prices of mobile and fixed telephony, broadband and pay TV services from May 1 to August 31, 2020.

•      Creation of inclusive Plans for telephony and internet mobile services and fixed broadband service for individuals requesting this benefit, with a fixed price until September 30, 2020.

•      The extension of the “reduced service” benefit, that guarantees the connectivity of users with prepaid mobile phone and internet services, and maintenance of the price until October 31, 2020.

•      There will not be made any layoffs without cause.

The term of this Agreement will be until August 31, 2020.

Other Relevant Matters

Agreement with TMF Trust Company (Uruguay)

Due to the public offering of the Class 5 Notes that was announced on July 7, 2020 by the Company, to be subscribed and integrated in cash and / or in kind, through the delivery of the Class “A” Notes due in 2021 (the “Offer”), and in anticipation of certain additional refinancing transactions that could involve significant cash payments during the coming months, on July 15, 2020, the Company entered into an agreement with TMF Trust Company (Uruguay), in its fiduciary capacity, to facilitate the administration of said payments.

The purpose of the agreement is to ensure the timely availability of the funds required to make the cash payments related to said refinancing transactions.

Under the agreement, any assets that have not been applied to the cancellation of the Company´s cash payments mentioned above shall revert to the Company, as residual beneficiary, upon termination of the fiduciary administration agreement.

Exchange of Class A Notes due 2021 and issuance of amortizing Class 5 Notes due 2025.

On July 7, 2020, the Company announced the commencement of its offer to exchange its outstanding Class A Notes due 2021 (the “Class A Notes”) for new amortizing Class 5 Notes, due 2025 (the “Class 5 Notes”) and certain cash consideration. The offer involved an amount of US$ 700 to be received in nominal value of Class 5 Notes and US$ 320 to be received in cash, for each US$ 1,000 of nominal value of Class A Notes validly tendered.

The closing of the said offer took place on August 3, having the holders validly tendered US$ 362.2 million of the total outstanding amount of the Class A Notes, which represented an acceptance rate of 77.74% of the exchange offer. On that day, Telecom also announced the issuance of an additional amount of US$ 135.4 million of Class 5 Notes that were subscribed in cash. Funds arising from the mentioned issuance were used mainly to repay the loan agreement entered into with Deutsche Bank AG, London Branch and CPPIB Credit Investments, Inc., as lenders, on November 8, 2018.

In accordance with the exchange offer and said additional cash offer, on August 6, 2020, the Company issued an amount of US$ 388.9 million in Class 5 Notes, as follows:

Class 5

Issuance Date: August 6, 2020.

Amount Issued: US$ 388,871,000.

Maturity Date: August 6, 2025.

Amortization: Amortizing, 33% maturing in 2023, 33% in 2024 and 34% in 2025.

Interest Rate: 8.5% p.a.

Interest Payments: Semi-annual.

Meeting of holders of Class A Notes held on August 5, 2020

A General Extraordinary Meeting of holders of Class A Notes of Telecom Argentina was held on August 5, 2020. In accordance with the Offer and Consent Solicitation announced by the Company on July 7, 2020, the following resolutions were adopted:

(A) the amendments and/or eliminations regarding the 2021 Notes and the respective Indenture described in the Prospectus Supplement dated July 7, 2020 published in the Buenos Aires Stock Exchange Daily Gazette and on the Argentine Securities and Exchange Commission´s website;

(B) the effective date for the abovementioned amendments and/or eliminations regarding the 2021 Notes stated in (A) above should be the date of the referred Meeting, subject to the execution of the Offer and Consent Solicitation, which occurred on August 6, 2020; and

(C) to authorize, empower and instruct Deutsche Bank Trust Company Americas, Banco Comafi S.A. and other parties to the 2021 Notes Indenture to establish and execute together with the Company the final draft of the documents that will reflect the amendments and/or eliminations of terms and conditions approved by the holders of Class A Notes, and to carry out any other action to make said amendments and/or eliminations effective (including, without limitation, the subscription of any other document, amendment, restatement and/or supplemental contract to the 2021 Notes Indenture or to the 2021 Notes that may be deemed necessary to that end).

*******

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of June 30, 2020, Telecom Argentina has 2,153,688,011 shares issued and outstanding.

* Cablevisión Holding S.A. owns 18.89% of the total capital stock directly and owns

9.27% of the total capital stock indirectly through VLG S.A.U.

** Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Fernando Balmaceda (5411) 4968 5222	Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and Second Quarter - Fiscal Year 2020

(In million of Argentine pesos)

1-	Consolidated Balance Sheet
	(Restated by inflation, comparative figures in constant currency as of June 2020)

		06/30/20	12/31/19	Δ $	Δ %
	Cash and cash equivalents	49,162	29,059	20,103	69.2%
	Financial Investments	2,261	672	1,589	-
	Trade receivables	17,152	19,271	(2,119)	-11.0%
	Other Receivables	5,752	5,029	723	14.4%
	Inventories	2,325	3,649	(1,324)	-36.3%
	Total current assets	76,652	57,680	18,972	32.9%
	Financial Investments	745	1,133	(388)	-34.2%
	Trade receivables	54	94	(40)	-42.6%
	Goodwill	210,198	210,308	(110)	-0.1%
	Property, plant and equipment ('PP&E')	270,313	279,437	(9,124)	-3.3%
	Intangible assets	90,190	93,775	(3,585)	-3.8%
	Right-of-use assets	12,011	10,790	1,221	11.3%
	Other Receivables	3,429	3,523	(94)	-2.7%
	Total non-current assets	586,940	599,060	(12,120)	-2.0%
	TOTAL ASSETS	663,592	656,740	6,852	1.0%
	Trade payables	28,649	36,308	(7,659)	-21.1%
	Financial debt	78,957	40,076	38,881	97.0%
	Salaries and social security payables	9,972	11,292	(1,320)	-11.7%
	Taxes payables	3,927	3,763	164	4.4%
	Dividend Payable	152	-	152	-
	Lease liabilities	3,177	2,998	179	6.0%
	Other liabilities	2,168	1,879	289	15.4%
	Provisions	1,321	1,353	(32)	-2.4%
	Total current liabilities	128,323	97,669	30,654	31.4%
	Trade payables	3,661	2,675	986	36.9%
	Financial debt	104,243	132,581	(28,338)	-21.4%
	Salaries and social security payables	871	978	(107)	-10.9%
	Deferred income tax liabilities	62,828	59,696	3,132	5.2%
	Taxes payables	10	16	(6)	-37.5%
	Lease liabilities	5,400	4,171	1,229	29.5%
	Other liabilities	1,031	1,731	(700)	-40.4%
	Provisions	4,662	5,258	(596)	-11.3%
	Total non-current liabilities	182,706	207,106	(24,400)	-11.8%
	TOTAL LIABILITIES	311,029	304,775	6,254	2.1%

	Equity attributable to Controlling Company	347,432	346,550	882	0.3%
	Non-controlling interest	5,131	5,415	(284)	-5.2%
	TOTAL EQUITY	352,563	351,965	598	0.2%
	TOTAL LIABILITIES AND EQUITY	663,592	656,740	6,852	1.0%

2-	Consolidated Loans
	(Monetary items)

		06/30/20	12/31/19	Δ $	Δ %
	Bank overdrafts - principal	8,100	11,030	(2,930)	-26.6%
	Hold-in-custody repos - principal	-	350	(350)	-100.0%
	Bank and other financial entities loans - principal	21,892	15,334	6,558	42.8%
	Notes - principal	33,489	-	33,489	-
	NDF	792	410	382	93.2%
	Loans for purchase of equipment	1,976	1,704	272	16.0%
	Accrued interest and related expenses	12,708	11,248	1,460	13.0%
	Total Current Loans	78,957	40,076	38,881	97.0%
	Notes - principal	20,389	46,034	(25,645)	-55.7%
	Bank and other financial entities loans - principal	64,151	64,392	(241)	-0.4%
	NDF (net of financial debt issuance expenses)	33	16	17	106.3%
	Loans for purchase of equipment	4,058	3,056	1,002	32.8%
	Accrued interest and related expenses	15,612	19,083	(3,471)	-18.2%
	Total Non Current Loans	104,243	132,581	(28,338)	-21.4%
	Total Loans	183,200	172,657	10,543	6.1%

	Cash and cash equivalents, and Financial Investments	52,168	30,864	21,304	69.0%
	Net Financial Debt	(131,032)	(141,793)	10,761	-7.6%

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and Second Quarter - Fiscal Year 2020

(In million of Argentine pesos)

3- Segment Information

(Segment information for periods ended as of June 30 of 2020 and 2019 as analyzed by the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

As of June 30, 2020	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	116,959	6,012	122,971	8,220	430	8,650	(463)	131,158
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(73,755)	(4,447)	(78,202)	(5,291)	(276)	(5,567)	463	(83,306)
Operating income before D&A	43,204	1,565	44,769	2,929	154	3,083	-	47,852
Depreciation, amortization and impairment of fixed assets	(14,817)	(16,394)	(31,211)	(1,951)	(199)	(2,150)	-	(33,361)
Operating income	28,387	(14,829)	13,558	978	(45)	933	-	14,491

Earnings from associates								216
Debt financial expenses								(12,755)
Other financial results, net								3,300
Net income before income tax expenses								5,252
Income tax expense								(3,291)
Net income								1,961

Attributable to:
Controlling Company								1,744
Non-controlling interest								217

As of June 30, 2019	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	82,337	45,011	127,348	5,538	3,048	8,586	(662)	135,272
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(54,051)	(30,557)	(84,608)	(3,788)	(2,085)	(5,873)	662	(89,819)
Operating income before D&A	28,286	14,454	42,740	1,750	963	2,713	-	45,453
Depreciation, amortization and impairment of fixed assets	(11,596)	(18,422)	(30,018)	(1,283)	(791)	(2,074)	-	(32,092)
Operating income	16,690	(3,968)	12,722	467	172	639	-	13,361

Earnings from associates								236
Debt financial expenses								2,710
Other financial results, net								4,180
Net income before income tax expenses								20,487
Income tax expense								(10,881)
Net income								9,606

Attributable to:
Controlling Company								9,422
Non-controlling interest								184

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and Second Quarter - Fiscal Year 2020

(In million of Argentine pesos)

4-     Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/20	06/30/19	Δ $	Δ %

Revenues	131,158	135,272	(4,114)	-3.0%
Consolidated Operating Costs	(116,667)	(121,911)	5,244	-4.3%
Operating income	14,491	13,361	1,130	8.5%
Net Financial results and earnings from associates	(9,239)	7,126	(16,365)	-
Net income before income tax expense	5,252	20,487	(15,235)	-74.4%
Income tax expense	(3,291)	(10,881)	7,590	-69.8%
Net income	1,961	9,606	(7,645)	-79.6%

Attributable to:
Controlling Company	1,744	9,422	(7,678)	-81.5%
Non-controlling interest	217	184	33	17.9%

Operating income before D&A	47,852	45,453	2,399	5.3%
As % of Revenues	36.5%	33.6%

	06/30/20	06/30/19	Δ $	Δ %

Net Financial results
Debt financial expenses
Interests on financial debt	(6,962)	(4,998)	(1,964)	39.3%
Foreign currency exhange losses on financial debt	(5,793)	7,708	(13,501)	-175.2%
Total Debt financial expenses	(12,755)	2,710	(15,465)	-
Other financial results, net
Interest and gains of investments	403	1,679	(1,276)	-76.0%
Taxes and bank expenses	(1,154)	(1,238)	84	-6.8%
Other foreign currency exhange gains (losses)	1,959	1,645	314	19.1%
Financial discounts on assets, debts and other	(71)	(63)	(8)	12.7%
Gains (losses) for operations with notes and bonds	258	248	10	4.0%
Interest on provisions	(596)	(882)	286	-32.4%
Financial expenses on pension benefits	(106)	(84)	(22)	26.2%
RECPAM*	2,593	2,964	(371)	-12.5%
Others	14	(89)	103	-115.7%
Total other financial results, net	3,300	4,180	(880)	-21.1%
Total Net Financial results	(9,455)	6,890	(16,345)	-

* Inflation restatement gain / (loss)

5-     Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	06/30/20	06/30/19	Δ $	Δ %

Revenues	65,023	66,004	(981)	-1.5%
Consolidated Operating Costs	(56,608)	(59,667)	3,059	-5.1%
Operating income	8,415	6,337	2,078	32.8%
Net Financial results and earnings from associates	(7,730)	6,800	(14,530)	-
Net income before income tax expense	685	13,137	(12,452)	-94.8%
Income tax expense	(1,507)	(5,530)	4,023	-72.7%
Net (loss) / income	(822)	7,607	(8,429)	-110.8%

Attributable to:
Controlling Company	(942)	7,497	(8,439)	-112.6%
Non-controlling interest	120	110	10	9.1%

Operating income before D&A	24,643	22,810	1,833	8.0%
As % of Revenues	37.9%	34.6%

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and Second Quarter - Fiscal Year 2020

(In million of Argentine pesos)

6-              Breakdown of consolidated revenues - restated by inflation (constant figures)

(Revenues as of 2019 restated to 2020 values include a variation coming from the restatement of approximately 54. 7% vs. a restatement variation of 5.1% for revenues as of 2020)

	06/30/20		06/30/19		1H20 IAS 29 vs. 1H19 IAS 29
	1H20 IAS 29	IAS 29	1H19 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
REVENUES FROM SERVICES	124,658	6,106	126,457	44,714	(1,799)	-1.4%
Mobile Services	49,433	2,392	45,716	16,137	3,717	8.1%
Internet Services	28,392	1,396	30,623	10,845	(2,231)	-7.3%
Cable TV Services	26,357	1,317	28,575	10,130	(2,218)	-7.8%
Fixed Telephony and Data Services	20,093	986	21,065	7,435	(972)	-4.6%
Other service revenues	383	15	478	167	(95)	-19.9%
REVENUES FROM EQUIPMENT SALES	6,500	315	8,815	3,109	(2,315)	-26.3%

REVENUES	131,158	6,421	135,272	47,823	(4,114)	-3.0%

7-     Breakdown of consolidated revenues - restated by inflation (constant figures)

Three Months Comparison

	06/30/20		06/30/19		2Q20 IAS 29 vs. 2Q19 IAS 29
	2Q20 IAS 29	IAS 29	2Q19 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
REVENUES FROM SERVICES	61,898	1,232	61,576	19,605	322	0.5%
Mobile Services	25,063	499	22,568	7,190	2,495	11.1%
Internet Services	14,002	281	14,759	4,697	(757)	-5.1%
Cable TV Services	12,532	249	13,613	4,332	(1,081)	-7.9%
Fixed Telephony and Data Services	10,106	203	10,338	3,289	(232)	-2.2%
Other service revenues	195	-	298	97	(103)	-34.6%
REVENUES FROM EQUIPMENT SALES	3,125	51	4,428	1,410	(1,303)	-29.4%

REVENUES	65,023	1,283	66,004	21,015	(981)	-1.5%

TELECOM ARGENTINA S.A.

Consolidated Information

Six month period and Second Quarter - Fiscal Year 2020

(In million of Argentine pesos)

8-     Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/20		06/30/19		1H20 IAS 29 vs. 1H19 IAS 29
	1H20 IAS 29	IAS 29	1H19 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
Revenues	131,158	6,420	135,272	47,823	(4,114)	-3.0%
Employee benefit expenses and severance payments	(24,419)	(1,207)	(25,815)	(9,157)	1,396	-5.4%
Interconnection and transmission costs	(4,601)	(205)	(4,264)	(1,521)	(337)	7.9%
Fees for services, maintenance, materials and supplies	(13,739)	(1,008)	(13,963)	(5,074)	224	-1.6%
Taxes and fees with the regulatory authority	(9,923)	(488)	(10,728)	(3,788)	805	-7.5%
Commissions and advertising	(7,011)	(353)	(7,965)	(2,811)	954	-12.0%
Cost of equipments and handsets	(4,399)	(477)	(6,621)	(2,781)	2,222	-33.6%
Programming and content costs	(8,991)	(459)	(10,197)	(3,622)	1,206	-11.8%
Bad debt expenses	(5,359)	(250)	(3,800)	(1,365)	(1,559)	41.0%
Other operating income and expenses	(4,864)	(254)	(6,466)	(2,287)	1,602	-24.8%
Subtotal Operating costs before D&A	(83,306)	(4,701)	(89,819)	(32,406)	6,513	-7.3%
Operating income before D&A	47,852	1,719	45,453	15,417	2,399	5.3%
Depreciation, amortization (‘D&A’) and impairment of fixed assets	(33,361)	(16,593)	(32,092)	(19,213)	(1,269)	4.0%
Operating income	14,491	(14,874)	13,361	(3,796)	1,130	8.5%
Earnings from associates	216	3	236	122	(20)	-8.5%
Financial expenses on debt	(12,755)	20,167	2,710	16,960	(15,465)	-
Other financial results, net	3,300	1,156	4,180	3,901	(880)	-21%
Net income before income tax expense	5,252	6,452	20,487	17,187	(15,235)	-74.4%
Income tax expense	(3,291)	(773)	(10,881)	(10,011)	7,590	-69.8%
Net income	1,961	5,679	9,606	7,176	(7,645)	-79.6%
Attributable to:
Controlling Company	1,744	5,694	9,422	7,129	(7,678)	-81.5%
Non-controlling interest	217	(15)	184	47	33	17.9%

9-     Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	06/30/20		06/30/19		2Q20 IAS 29 vs. 2Q19 IAS 29
	2Q20 IAS 29	IAS 29	2Q19 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
Revenues	65,023	1,282	66,004	21,015	(981)	-1.5%
Employee benefit expenses and severance payments	(12,065)	(228)	(12,090)	(3,846)	25	-0.2%
Interconnection and transmission costs	(2,477)	(42)	(1,973)	(636)	(504)	25.5%
Fees for services, maintenance, materials and supplies	(6,490)	(167)	(6,925)	(2,171)	435	-6.3%
Taxes and fees with the regulatory authority	(4,888)	(98)	(5,285)	(1,678)	397	-7.5%
Commissions and advertising	(3,249)	(60)	(4,030)	(1,289)	781	-19.4%
Cost of equipments and handsets	(2,028)	(124)	(3,211)	(1,217)	1,183	-36.8%
Programming and content costs	(4,011)	(72)	(4,865)	(1,552)	854	-17.6%
Bad debt expenses	(2,990)	(78)	(1,538)	(490)	(1,452)	94.4%
Other operating income and expenses	(2,182)	(42)	(3,277)	(1,040)	1,095	-33.4%
Subtotal Operating costs before D&A	(40,380)	(911)	(43,194)	(13,919)	2,814	-6.5%
Operating income before D&A	24,643	371	22,810	7,096	1,833	8.0%
Depreciation, amortization (‘D&A’) and impairment of fixed assets	(16,228)	(7,674)	(16,473)	(9,946)	245	-1.5%
Operating income	8,415	(7,303)	6,337	(2,850)	2,078	32.8%
Earnings from associates	119	(5)	75	47	44	58.7%
Financial expenses on debt	(9,495)	8,798	9,039	10,732	(18,534)	-
Other financial results, net	1,646	405	(2,314)	(2,545)	3,960	-171%
Net income before income tax expense	685	1,895	13,137	5,384	(12,452)	-94.8%
Income tax expense	(1,507)	(549)	(5,530)	(3,305)	4,023	-72.7%
Net (loss) / income	(822)	1,346	7,607	2,079	(8,429)	-110.8%
Attributable to:
Controlling Company	(942)	1,354	7,497	1,993	(8,439)	-112.6%
Non-controlling interest	120	(8)	110	86	10	9.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 17, 2020	By:	/s/ Fernando José Balmaceda
			Name:	Fernando José Balmaceda
			Title:	Responsible for Market Relations